UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Sub:	Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Call with media on financial results for the quarter and financial year ended March 31, 2026

The Bank will host a conference call with media at 4:00 p.m. (IST) on April 18, 2026, to discuss the financial results of the Bank for the quarter and financial year ended March 31, 2026.

Dial-in details of the call will be shared with the participants.

Earnings call on financial results for the quarter and financial year ended March 31, 2026

The Bank will host an earnings call with analysts and investors at 5:00 p.m. (IST) on April 18, 2026 to discuss the financial results of the Bank for the quarter and financial year ended March 31, 2026.

The dial-in details for the conference call are given below:

Universal dial-ins	+91-22-62801154, +91-22-71158055
Toll-free dial numbers	India: 18001201221 Hong Kong: 800964448 Singapore: 8001012045 UK: 08081011573 USA: 18667462133
Pre-registration details https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=1360429&linkSecurityString=b1436064d

The audio recording and transcript of the above calls will be hosted on the Bank's website at https://www.icici.bank.in.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: April 13, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary